UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 26, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Rhodia announces the planned closure of its Mulhouse Dornach site in France.

PRESS RELEASE

RHODIA ANNOUNCES THE PLANNED CLOSURE
OF ITS MULHOUSE DORNACH SITE IN FRANCE

Anticipates redeployment of majority of employees

Paris, March 23, 2007 – Rhodia today presented a plan to close the Mulhouse Dornach site in France to its Works Council. The closure would be effective as of December 31, 2007.

An economic analysis of the site’s business activities has clearly illustrated a difficult competitive situation being faced by agrochemical and pharmaceutical intermediates. Considerable efforts have been made to cut costs and increase prices, but these have not halted the decline in these businesses.

Rhodia will make every effort to propose a redeployment solution to all employees concerned. The outline agreement signed on March 14, 2007 with the Group's two main trade unions allows for the redeployment of staff impacted to be anticipated. As of today, alternative employment has been identified for more than 100 employees out of the 135 based at the site.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €4.8 billion in 2006 and employs nearly 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer